
Mail Stop 3561

October 19, 2015

Via E-mail
Yehuda Shmidman
Chief Executive Officer
Singer Madeline Holdings, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018

> **Re:** **Singer Madeline Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 14, 2015**
> **File No. 333-205940**

Dear Mr. Shmidman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2015 letter.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 165</u>

1. We note your revisions to footnote (a) on page 165 in response to comment 8. Please demonstrate to us (a) how the severance costs and contract amendment fees recorded by Galaxy Brand Holdings, Inc. in their closing financial statements for the period ended August 15, 2014 are directly attributable to the merger transaction with Sequential i.e. resulted directly from the merger agreement or any pre-existing agreement and (b) how elimination of these costs complies with Rule 11-02(b)(6) of Regulation S-X. In this

        regard, please clarify whether the acquisition was contingent on the completion of severance and contract amendment transactions.

        You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Barbara L. Becker, Esq.
       Gibson, Dunn & Crutcher LLP